-------------------------------------------------------------------------------
                                                  =============================
                                                  OMB APPROVAL
                    UNITED STATES                 =============================
           SECURITIES AND EXCHANGE COMMISSION     OMB Number: 3235-0058
                  Washington, D.C. 20549          =============================
                                                  Expires: January 31, 2002
                      FORM 12b-25                 =============================
                                                  Estimated average burden
                                                  hours per response. . .2.50
                                                  =============================


                          NOTIFICATION OF LATE FILING

(Check One):  [x] Form 10-K [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q
[ ] Form N-SAR
                                                   =============================
                                                        SEC FILE NUMBER
For Period Ended:    March 31, 2001                =============================
                     ----------------                     333-48014
[ ] Transition Report on Form 10-K                 =============================
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K                 =============================
[ ] Transition Report on Form 10-Q                          CUSIP NUMBER
[ ] Transition Report on Form N-SAR                =============================
For the Transition Period Ended: ___________                 98951UAC0
                                                   =============================

================================================================================
                    Read Instruction (on back page) Before Preparing Form.
                             Please Print or Type.
================================================================================
 Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
================================================================================

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

________________________________________________________________________________
PART I -- REGISTRANT INFORMATION

Ziff Davis Media Inc.
________________________________________________________________________________
Full Name of Registrant

N/A
________________________________________________________________________________
Former Name if Applicable

28 East 28th Street
________________________________________________________________________________
Address of Principal Executive Office (Street and Number)

New York, New York   10016
________________________________________________________________________________
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

           (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

           (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following
   [X] the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth

           (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

The Company requires additional time to file its Form 10-K as a result of on-going negotiations with its bank group to amend an existing credit agreement in order to cure an anticipated debt covenant default at June 30, 2001. The Company requests additional time to file so that it may reach an agreement with its bank group which will mitigate any potential uncertainty around its liquidity and current sources of financing. The Company feels it would be more beneficial to potential readers of the Form 10-K if the debt compliance issues were resolved prior to the filing. The Company is hopeful that an agreement will be reached with its bank group prior to the extended deadline. If an agreement can not be reached, however, the additional time will also give the Company sufficient time to ensure accurate and detailed disclosure surrounding the potential uncertainties and the Company's plans to address them.

PART IV-- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

David F. Mullen                           212                                    503 3201
_________________________                 _________________________              _________________________
(Name)                                    (Area Code)                            (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [x] Yes [ ] No

----------------------------------------------------------------------------

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[ ] Yes [x] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                             Ziff Davis Media Inc.
             _____________________________________________________
                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:     June 29, 2001                       By:/s/ David F. Mullen
          -------------                          -------------------
                                                 David F. Mullen
                                                 Vice President and Controller

INSTRUCTION: The form may be signed by an executive officer of the registrant of by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                   ATTENTION

================================================================================
 International misstatements or omissions of fact constitute Federal Criminal
                       Violations (See 18 U.S.C. 1001).
================================================================================

                             General Instructions

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.
2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.
3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.
4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.
5. Electronic filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T
(Section 232.13(b) of this Chapter).

http://www.sec.gov/divisions/corpfin/forms/12b-25.htm
Last update: 07/20/2000